National Integrity Pinnacle (pre 1-1-12)

Exhibit 99.15

April 28, 2017

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE:	Rule 485(b) Filing with Restated Financial Statements
Separate Account I of National Integrity Life Insurance Company (the “Separate Account”)
National Integrity Life Insurance Company (the “Depositor”)
The Western and Southern Life Insurance Company (the “Guarantor”)
File Numbers 333-175481 and 811-04846

Dear Madam or Sir:

Accompanying this letter is Post-Effective Amendment No. 7 to a registration statement filed on form N-4 for a flexible premium variable annuity to be issued by the Depositor and the Separate Account (the “Amendment”). The Amendment is being filed pursuant to Rule 485(b) under the Securities Act of 1933, as amended (the “1933 Act”) to bring the financial statements of the Separate Account, Depositor, and Guarantor (collectively, the “Registrants”) up to date. As counsel to the Registrants, I reviewed the Amendment and hereby represent that the Amendment does not contain disclosures that would render it ineligible to become effective under Rule 485(b) of the 1933 Act.

Approximately two weeks before this filing was scheduled to be made, it was determined that the Separate Account had not properly presented certain transactions for the Fidelity VIP Freedom 2020 (Pinnacle IV) and American Funds Capital Income Builder (Pinnacle V) subaccounts in the statements of operations and statements changes in net assets for the year ended December 31, 2015. In addition, management determined total return ratios presented in Note 4 for 2014 for the Templeton Foreign VIP Fund (Pinnacle V) and Templeton Foreign VIP Fund (AnnuiChoice II) subaccounts were misstated in the December 31, 2015 Separate Account financial statements. As a result, and in consultation with the independent registered public accounting firm to the Registrants, management has restated the amounts for those subaccounts on the December 31, 2015 statements of changes in net assets and has restated the impacted 2014 total return ratios presented in the current year financial statements for the Separate Account. This Post-Effective Amendment contains the restated financial statements.

Management determined the restatement does not result in a material event requiring disclosure in the prospectus because it did not affect the increase (decrease) in net assets or net assets at the end of period as previously presented in the December 31, 2015 statements of changes in net assets, and did not affect previously reported net assets, unit values, or units outstanding.

If further information is needed or further action required, please contact me at 513-629-1854 or rhonda.malone@wslife.com .

Sincerely,

/s/ Rhonda S. Malone

Rhonda S. Malone
Senior Counsel – Securities
Western & Southern Financial Group, Inc.